September 8, 2010

Special Committee of the Board of Directors
Voxware, Inc.
Suite 155
300 American Metro Boulevard
Hamilton, NJ 08619

Members of the Special Committee:

We understand that Voxware, Inc. (“Voxware” or the “Company”) is commencing an offer to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company (the “Tender Offer”), for $1.00 per share. You have supplied us with a copy of a Draft Offer to Purchase for Cash (the “Draft Transaction Document”).

As financial advisor to the Special Committee of the Board of Directors, we have been asked to render our opinion (the “Opinion”) as to whether the consideration to be received by the Company’s stockholders in the Tender Offer is fair, from a financial point of view, to such holders (other than affiliates of the Company). The Opinion does not address the Company’s underlying business decision to effect the Tender Offer. We have not been asked to and did not solicit third-party expressions of interest in acquiring all or any part of the Company’s assets or securities. Additionally, we have not been asked to negotiate the terms of the Tender Offer or advise you with respect to alternatives to it.

In the course of our analyses for rendering this opinion, we have:
  Reviewed the Draft Transaction Document.

  Reviewed Voxware’s audited financial statements for the fiscal years ended June 30, 2007, June 30, 2008, and June 30, 2009; draft audited financial statements for the fiscal year ended June30, 2010; unaudited interim financials for the one-month periods ended July 31, 2009, and July 31, 2010; and financial estimates of certain income statement items for the one-month period ending August 31, 2010.

  Reviewed certain operating and financial information, including projections, provided to us by the Company’s management (“Management”) relating to Voxware’s business prospects.
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Voxware, Inc. September 8, 2010 Page 2

  Met with certain members of Voxware’s senior and operating management to discuss Voxware’s operations, historical financial results and future prospects.

  Evaluated the stock price history and reported events of Voxware.

  Considered publicly available data and stock market performance data of public companies we deem comparable to Voxware.

  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate
In the course of our investigation, we assumed and relied upon the accuracy and completeness of the financial statements, forecasts, projections and other information provided to us by Management. We further relied upon the assurances of Management that they were unaware of any facts that would make the information provided to us incomplete or misleading. We have not assumed any responsibility for independent verification of such information or assurances.

In arriving at our Opinion, we did not perform any independent appraisal of the assets of Voxware. Our analysis does not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Furthermore, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. We have also assumed the Company is not currently involved in any material transaction other than the Tender Offer, the equity offering of Series A Nonparticipating Preferred Stock, those activities disclosed in the Company’s filings with the Securities and Exchange Commission, those activities described in the Draft Transaction Document, and those activities undertaken in the ordinary course of conducting its business.

This Opinion is provided solely for your benefit and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Tender Offer. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understanding set forth in this Opinion, and subject to the understanding that the obligations of CBIZ Valuation Group, LLC in its engagement are solely corporate obligations. Furthermore, no officer, director, employee or shareholder of CBIZ Valuation Group, LLC shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates. CBIZ Valuation Group, LLC’s Fairness Opinion Committee has approved the issuance of this Opinion.

Nothing in this Opinion should be construed as investment advice to the shareholders of Voxware with regard to tendering or not tendering their shares in this Transaction. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

Voxware, Inc. September 8, 2010 Page 3

On the basis of the foregoing, it is our opinion that the consideration to be received by the Company’s stockholders in the Tender Offer is fair, from a financial point of view, to such holders (other than affiliates of the Company).

Respectfully submitted,

CBIZ VALUATION GROUP, LLC

Gregory R. Watts
Managing Director